File No. 70-9641

                            (As filed June 27, 2001)

                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT NO. 7 ON FORM U-1/A

                             APPLICATION/DECLARATION

                                     under
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
      ___________________________________________________________________
                  (Name of companies filing this statement and
                    addresses of principal executive offices)

                                      None
      ___________________________________________________________________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
              ___________________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT No. 7 TO
APPLICATION/DECLARATION UNDER
SECTION 9, 10 AND 11 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         The Securities and Exchange Commission (the “Commission”) issued an order authorizing KeySpan Corporation (“KeySpan”) to acquire Eastern Enterprises on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the “Merger Order”). The merger was consummated on November 8, 2000. In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries (collectively, the “Retainable Subsidiaries”): (i) KeySpan Services Inc. (“KSI”) and its subsidiaries (“KSI Companies”); and (ii) ENI Mechanical, Inc. and its subsidiaries (“ENI Companies”).1

         As set forth in the Merger Order, KeySpan is required to file a post-effective amendment by June 30, 2001, to justify retention of the Retainable Subsidiaries pursuant to Section 11(b)(1) of the Public Utility Holding Company Act of 1935 (the “Act”).2 In compliance with the Merger Order, this post-effective Amendment No. 7 amends the Form U-1 Application/Declaration previously filed in this proceeding on November 7, 2000, by setting forth the reasons justifying KeySpan’s retention of the Retainable Subsidiaries. KeySpan requests that the Commission release jurisdiction over the retention of the Retainable Subsidiaries and allow KeySpan to retain these companies.3

1  The ENI Companies are currently non-utility subsidiaries of EnergyNorth Inc. and became indirect, wholly-owned subsidiaries of KeySpan when the merger was consummated. Pursuant to the authority contained in the November 8, 2000 order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the “Financing Order”) regarding reorganization of ownership of non-utility subsidiaries, because ENI Mechanical engages in the same types of business as the KSI Subsidiaries, the ownership of ENI Mechanical will be transferred to KSI for operational reasons.

2  The December 1 order requires KeySpan to file a post-effective amendment no later than June 30, 2001, justifying retention of the Retainable Companies and if the Commission should order divestiture of all or any part of such interests, KeySpan will be required to do so by November 7, 2003. In the Merger Order, the Commission also reserved jurisdiction over KeySpan’s retention of the following additionally wholly-owned, indirect non-utility subsidiaries: Eastern Enterprises Foundation (“EEF”); Eastern Urban Services, Inc. (“EUS”); Eastern Associated Securities Corp. (“EASC”), and (vi) PCC Land Company, Inc. (“PCC”). EUS, EASC and PCC are subsidiaries of Eastern Enterprises and became indirect wholly-owned subsidiaries of KeySpan when the merger was consummated. KeySpan will file a separate post-effective amendment addressing the retention of EUS, EASC and PCC; EEF was dissolved in January of 2001.

3  Registered holding companies and their subsidiaries are permitted to invest in energy related companies as defined under Rule 58(b)(1), without prior Commission approval under the Act subject to certain dollar thresholds. However, in the Merger Order, the Commission, for purposes of calculating the dollar limitation upon investments in energy related companies, disregarded KeySpan’s existing investments in these types of activities which were made prior to registration under the Act. KeySpan requests that the Commission confirm that the same treatment applies to investment made with respect to the Retainable Subsidiaries, prior to registration as a holding company, which fall within the meaning of a Rule 58(b) energy related companies.

         As described in the Application/Declaration, KeySpan is a diversified public utility holding company and through direct and indirect subsidiaries, engages in non-utility businesses. Except for the relatively few companies in which the Commission retained jurisdiction, the Merger Order approved KeySpan’s retention of its non-utility businesses.4 Together, at December 31, 2000, KeySpan’s non-utility subsidiaries and investments constituted approximately 33% of the consolidated assets of KeySpan and its subsidiaries. For the twelve (12) months ended December 31, 2000, KeySpan’s non-utility subsidiaries and investments constituted approximately 38% of consolidated net income and 44% of consolidated revenues. Of KeySpan’s investments in its non-utility companies, as of December 31, 2000, KeySpan’s investments in the Retainable Companies constituted approximately 6% of the consolidated assets of KeySpan and its subsidiaries, approximately 16% of consolidated net income and 14% of consolidated revenues.5

         Section 11(b)(1) of the Act permits a registered holding company to retain non-utility businesses that are reasonably incidental, or economically necessary or appropriate, and not detrimental to the proper functioning of the holding company systems. Although the Commission traditionally has interpreted this provision to require an operating or functional relationship6 between the non-utility activity and the system’s core non-utility business, in its release promulgating Rule 58,7 the Commission stated that it “has sought to respond to developments in the industry by expanding its concept of a functional relationship.” The Commission concluded in the Rule 58 Release “that various considerations, including developments in the industry, the Commission’s familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures” used in the past. In the SEC Division of Investment Management 1995 report on the Regulation of Public Utility Holding Companies (the “1995 Report”), Staff recommended a more flexible interpretation of the provisions of the Act concerning diversification and contemplated “an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."8

         KeySpan and Energy North Inc. (“Energy North”) invested in the KSI Companies and ENI Companies, respectively, as exempt holding companies and, as such, were free to invest in a variety of non-utility businesses and activities without the need to

4  The Merger Order required KeySpan to divest of its interests in Midland Enterprises, Inc.

5  Attached as Exhibit N-2 hereto is a copy of the consolidated balance sheet and income statement for the KSI Companies and the ENI Companies for the twelve months ended December 31, 2000.

6  Michigan Consolidated Gas. Co., 44 SEC 361 (1970), affd. Michigan Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

7  Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Release").

8  1995 Report at 91.

obtain prior Commission approval under Section 9(a) of the Act.9 The investments in the Retainable Subsidiaries have been successful overall, resulted in tangible benefits to shareholders, and undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of their affiliated utilities. Attached as Exhibit N-3 is a summary (and relevant financial statements) of the financial performance of Retainable Subsidiaries acquired by KSI in which it has at least 12 months of experience at December 31, 2000. Exhibit N-3 demonstrates that these companies have performed as expected when comparing pro forma and actual financial performance.

         Moreover, retention of the Retainable Subsidiaries’ non-utility businesses will enable the KeySpan system to better compete with exempt registered holding company systems in the electric utility and gas utility industry. They are a key component of KeySpan’s efforts to be a full service provider of energy and energy-related products and services “on both sides of the meter.” The Commission has recognized the importance of this fact by permitting other registered holding companies to retain or acquire a wider range of non-utility businesses because many customers choose their utilities based on the other products and services offered.10 Thus, the Commission has taken into account industry trends and competitive pressures that make it important for registered holding companies to be able to compete with other utilities not subject to the Act.11

         As discussed more fully below, the Retainable Subsidiaries satisfy the Commission’s standards for retention. These companies are engaged in the same types of businesses that the Commission has previously allowed registered holding companies to acquire, or newly registered holding companies to retain consistent with the Commission’s interpretation of the Section 11(b)(1) standard. Therefore, like the Commission has done with other newly registered or existing registered holding companies and KeySpan’s other non-utility businesses, it should authorize the retention of the Retainable Subsidiaries, especially when viewed in light of the Commission’s Rule 58 exemptions and more flexible, broader interpretation of the functional relationship test in light of competitive pressures on the utility industry and the resulting need to develop capabilities to offer a wide range of services on both sides of the meter in order to both retain and attract customers.

         In support of its request, the following is a description of the specific bases under which the Retainable Subsidiaries may be retained pursuant to Section 11(b)(1). (The

9  In the case of KeySpan, prior to the reorganization in 1997 of The Brooklyn Union Gas Company which resulted in KeySpan’s creation as a holding company, certain of the non-utility investments were made by the The Brooklyn Union Gas Company pursuant to authority granted by the New York Public Service Commission.

10 GPU Inc., Holding Co. Act Release No. 27165 (April 14, 2000) (hereafter referred to as “GPU, Inc.”).This is especially important for KeySpan since its state regulated business is gas distribution, and in that business it is engaged in active and widespread competition with fuel oil dealers for propane heating load in all its franchised service territories. Therefore, the ability of the KSI Companies and the ENI Companies to provide a wide range of services to potential gas distribution customers only enhances the ability of the distribution companies to attract new customers.

11 See e.g., Entergy Corp., Holding Co. Act Release No. 26812 (January 6, 1998); SEI Holdings, Holding Co. Act Release No. 26581 (September 26, 1996); and Rule 58 Release at note 65.

following information amends Item 3.A.4.b.(iii) of the Application/Declaration with respect to the discussion of the Retainable Subsidiaries).

         (1)    The KSI Companies

         KSI is the non-utility holding company of KeySpan’s interests in the following companies: KeySpan Communications Corp.; KeySpan Energy Management, Inc., which owns KeySpan Engineering Associates, Inc., R.D. Mortman & Co., LLC and KeySpan Energy Supply, Inc.12); KeySpan Energy Services Inc.; KeySpan Energy Solutions Inc. (which owns KeySpan Plumbing Solutions, Inc. and a ninety percent ownership interest in KeySpan Plumbing and Heating Solutions LLC); Fritze KeySpan, LLC; Delta KeySpan, Inc.; Paulus, Sokolowski & Sartor, Inc.; WDF, Inc.; RoyKay, Inc.; Roy Kay Electrical Company, Roy Kay Mechanical, Inc.; Fourth Avenue Enterprise Piping Corp.; Active Conditioning Corp.; Binsky & Snyder, Inc. (which owns Elling Brothers, Elling Service Company, Inc. and a ninety percent ownership interest in Binsky & Snyder Plumbing LLC); and Binsky & Snyder Service, Inc. Exhibit N-1 hereto describes the KSI Companies in greater detail; the Exhibit N-1 descriptions supercede those contained in Exhibit E to the Application/Declaration with respect to the KSI Companies. As demonstrated below, the KSI Companies are retainable under Section 11 of the Act because they engage in activities which are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding retention of businesses that are functionally related. As set forth in the revenue chart contained in Exhibit N-2, over 90% of KSI’s total consolidated revenues for the KSI Subsidiaries were from services either permissable under Rule 58 or consistent with past Commission precedent concerning retention of non-utility businesses. To the extent that the remaining approximately 9% of revenues were from activities that may not strictly fall within existing Commission precedent, they were derived from activities in which the relevant subsidiaries (i) engaged in the past (e.g., general contracting) but will not be a key component of their going forward business strategies or (ii) need to engage in (e.g., architectural and other engineering services) so that they can continue to attract and retain customers for their energy related services and maintain qualified professionals within the subsidiaries with the necessary skills needed for KSI to provide the full range of integrated services and disciplines (e.g., architecural, civil, mechanical, sanitary, electrical, geotechnical, strcutural engineering and construction expertise) necessary to offer clients in connection with a wide variety of energy related projects. Accordingly, because KSI’s business is exclusively that of a non-utility holding company which owns the non-utility subsidiaries described above, and substantially all of its income comes from traditional non-utility businesses (more than 90%) and a small percentage (9%) derives from activities connected to, and necessary to sustain, its energy-related businesses, it is retainable because all of its investments are in companies which, as shown below, are retainable under the Act.

12  At the time KeySpan registered as a holding company, KeySpan Energy Supply, Inc. (`KE") was a direct subsidiary of KeySpan and the Merger Order permitted KeySpan to retain KE (without reservation of jurisdiction) because its activities satisfied Rule 58(b)(1)(v) (i.e., KE is a energy marketer). Subsequent to the Merger Order, ownership of KE was reorganized for tax purposes so that it became a wholly-owned subsidiary of KSI and, an indirect subsidiary of KeySpan. The reorganization was done pursuant to the authority granted under Financing Order which permits the reorganization or transfer of ownership interests of non-utility companies to be held by intermediate non-utility subsidiaries. Because KE is now a subsidiary of KSI, the description of KE is repeated in this filing.

         Rule 58(b)(1) Energy Marketers. An energy related company which satisfies the criteria set forth in Rule 58(b)(1) is deemed to be functionally related to a registered holding company’s business. A company is an energy related company if it directly or indirectly derives substantially all of its revenues from one or more of the activities (within the United States) which are enumerated in Rule 58(b)(1). A Rule 58 (b)(1)(v) energy related company is defined as an entity which engages in the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels. The following KSI subsidiaries engage in energy marketing and brokering activities within the meaning of Rule 58 (b)(1)(v), and therefore are retainable.

         º  KeySpan Energy Services, Inc. ("KESI") is engaged in the business of a gas and retail electricity marketer. All of the gas and electricity that it trades is resold to customers located in the United States.

         º  KeySpan Energy Supply, Inc. (“KE”) is engaged in energy brokering activities for customers located in the United States. KE’s brokering activities consist of purchasing gas and electricity as agent for its customers, and managing the bidding of its affiliated EWG’s power into the wholesale electricity market.

         HVAC Companies. The Commission has permitted registered holding companies to acquire, or new registered holding companies to retain, non-utility businesses that design, construct, install, maintain and service new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers.13 In addition, under Rule 58 (b)(1)(iv), a registered holding company is allowed to own an energy related company that sells, installs and/or services: electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and/or equipment that enables the use of gas or electricity as an alternative fuel.14 Because the following non-utility subsidiaries of KeySpan are engaged in activities that are the same or substantially similar to those in Rule 58(b)(1)(iv) and/or approved by the Commission in Cinergy and Conectiv (as described above), they satisfy the functional relationship test under the Act and, therefore, should be retainable.

13  Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

14  To the extent that HVAC companies are involved in the sale, installation and servicing of electric and gas appliances, Rule 58 (b)(1)(iv) applies. Moreover, recently, in New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000), the Commission authorized a registered holding company's retention of a company involved in warranty and repair services for appliances such as heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers based on Rule 58 (b)(1)(iv).

         º  Fritze KeySpan, LLC (“Fritze”) designs, builds, installs and services heating, ventilating, and air conditioning systems, which primarily use gas or electricity, for commercial and residential customers in New Jersey.15

         º  KeySpan Plumbing Solutions, Inc. (“KPS”) provides piping, plumbing and maintenance services associated with the installation of gas heating, systems principally with regard to boiler and hot water heater installations. These services are provided to customers in the New York City metropolitan area.16

         º  KeySpan Plumbing & Heating Solutions LLC (“KPHS”) provides piping, plumbing and maintenance services associated with the installation of gas heating, systems principally with regard to boiler and hot water heater installations in New Jersey.17

         º  KeySpan Energy Management, Inc. (“KEMI”)18 is primarily engaged in, and its subsidiary R.D. Mortman, LLC is solely engaged in, the service, installation and construction of power supply, heating, ventilation and air conditioning systems (which primarily use electricity or gas) including burners and boilers for heating purposes.19 R.D. Mortman serves large scale residential and commercial customers located in the New York City metropolitan area and KEMI serves large commercial, industrial and institutional customers throughout the Northeast.20

15  These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra.

16  See id. Plumbing and maintenance services that were connected to HVAC equipment and services were permitted in Conectiv, supra, and Cinergy, supra., as retainable, functionally related activities.

17  Id. KSI, through KeySpan Energy Solutions Inc. (which is described below) owns a 90% interest in KPHS. The remaining interest in KPHS is held by an individual who is a licensed New Jersey plumber. New Jersey state law requires that a State licensed plumber own a minimum of 10% of any company providing plumbing services in the state, which plumbing services are required in connection with the installation and repair of piping used in connection with boilers, chillers and HVAC systems.

18  KEMI may also engage in activities similar to its subsidiary, KeySpan Engineering Associates, Inc., which are described below, and such activities are functionally related for the same reasons described below.

> 19  These are like the appliance installation and service activities defined under Rule 58(b)(1)(iv). Also, prior to the enactment of Rule 58, these activities were found to be functionally related in Conectiv, Inc., supra, and Cinergy, supra.

20  KEMI also is or may become involved in the development, ownership, construction, financing, operation and maintenance of thermal energy facilities, including central steam and chilled water facilities which is an activity permitted under Rule 58(b)(vi). For instance, KEMI financed the construction of a central heating (footnote continued on next page)

         º  Delta KeySpan, Inc. (“Delta”) designs, builds, installs and services heating, ventilating and central air conditioning systems, which primarily use gas or electricity, for commercial customers in New England.21

         º  KeySpan Energy Solutions, Inc. (“KeySpan Solutions”) provides service and maintenance for heating equipment, water heaters, central air conditioners, which use gas or electricity, and gas appliances. It also offers related safety products and services to its gas customers which include, or may in the future include, safety inspections, repair services, energy assessment and safety checks (i.e.,testing for carbon monoxide and faulty wiring), and products which promote safe energy use, increased energy efficiency or detect carbon monoxide, smoke or fire. The Commission has previously found the provision of gas appliance and safety products and services to be functionally related to a registered holding company’s business.22 For instance, in Consolidated, the Commission found that the sale and installation of energy related appliances, products to promote safe energy use, and safety inspection and repair services activities were permitted under the Act.

         º  Fourth Avenue Enterprise Piping Corp. ("FAEP") is engaged in providing maintenance and installation of boilers and heating, ventilation and air and cooling facility owned, operated and maintained by an unaffiliated company, Metro Energy, LLC (“Metro Energy”), at a hotel in the New York City metropolitan area. Construction of this project was substantially completed in late 1998. KEMI currently provides management services to Metro Energy in connection with the project and contemplates acquiring substantially all of the ownership interest in Metro Energy in the near future. In connection with the settlement of a legal action, KEMI also acquired a warrant to purchase 100,000 shares of common stock, for a cash price of $0.45 per share, subject to adjustment as set forth in the warrant, in Smart Systems International, a company that designs and markets intelligent energy management systems principally for heating and air conditioning control in commercial and residential buildings. This warrant may be exercised by KEMI on or before August 22, 2002. Smart Systems International’s business is that of energy management which is a Rule 58(b)(i) activity. KEMI also engages in the brokering and marketing of energy commodities which is a Rule 58(b)(1)(v) activity. Finally, KEMI is actively marketing its design, engineering, construction, operation and maintenance services in connection with energy projects which may be fueled by renewable or waste resources or involve alternative, emerging and/or distributed generation technologies. SeeRule 58(b)(1)(vii).

21  These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra.

22  Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27, 1997); see also The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (authorizing a business engaged in safety inspections, such as carbon monoxide and radon testing and wiring safety checks); The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996).

conditioning systems, which primarily use gas or electricity, to customers located in New York.23

         º  Active Conditioning Corp. ("Active") is engaged in maintenance and installation of boilers and heating, ventilation and air conditioning systems, which use gas or electricity, to customers located in New Jersey.24

         º  WDF, Inc. (“WDF”) provides mechanical contracting services to commercial and industrial customers in New York. The mechanical contracting services include the design, construction, alteration, maintenance and repair of plumbing, heating, air conditioning and ventilation systems, which primarily use gas or electricity.25

         º  Roy Kay, Inc. (“RKI”) provides mechanical and general contracting services to commercial customers. RKI installs and renovates heating, ventilation and air conditioning systems, as well as oil and gas boilers and burners used for heating. Its services include the installation of all piping equipment, as well as the design and fabrication of piping and sheet metal incidental to its mechanical contracting services that are an integral component of the heating, ventilation and air conditioning systems that it installs.26 Sometimes in connection with the mechanical and electrical contracting services it provides, RKI also will engage in general contracting services, a portion of which are incidental to a given mechanical or electrical contracting project upon which it, or other subsidiaries of KSI are working. The general contracting services, which has included general contracting services related to the structures in which RKI is installing or servicing HVAC systems, as well as contracting services in connection with the construction of structures designed to house fiber optic facilities undertaken by its affiliate KeySpan Communications, Inc., consists of standard construction, management services including, but not limited to, contract administration, drawings review, selection and supervision of subcontractors, vendors and suppliers, procurement activities, and permitting and licensing. In the future, RKI intends to continue to predominantly provide electrical and HVAC

23  These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra.

24  See id.

25  See id. The mechanical contracting services WDF provides are similar to a business that the Commission recently allowed a registered holding company to acquire in GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000). In GPU Inc., the registered holding company was authorized to acquire a subsidiary whose primary business was the installation of electrical system wiring for utilities and commercial and industrial facilities including the installation of complex piping systems.

26  See id.

mechanical contracting services and only engage in general contracting services that are incidental and necessary to its HVAC activities.

         º  Binsky & Snyder, Inc. (“BSI”) installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.27 BSI also provides process piping work for non-HVAC purposes which is necessary in order to attract and retain customers for their HVAC business. BSI’s wholly-owned subsidiary, Elling Brothers also installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.28

         º  Binsky & Snyder Service, Inc. ("BSSI") services and maintains heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. 29

         º  Binsky & Snyder Plumbing LLC (“BSP”) was formed to comply with certain New Jersey laws governing the ownership of companies providing plumbing services. BSP services heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.30

         Mechanical Contracting Services. As noted above, recently, in GPU, Inc., the Commission authorized GPU’s acquisition of MYR Group, Inc. which, inter alia, provided commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities. The business of the following company is substantially the same as that approved in GPU Inc., and therefore should be retainable under the Act.

         º  Roy Kay Electrical Company, Inc. (“RK Electrical”) engages in electrical contracting services including the wiring of, and upgrading the, power supply

27  See id. BSI also engages in (i) the production, conversion, sale and distribution of thermal energy products which are Rule 58(b)(1)(vi) activities, and (ii) the sale, installation or servicing of electric and gas appliances and equipment that uses gas or electricity as an alternate fuel which are Rule 58(b)(1)(iv) activities. BSI also has the following holly-owned subsidiary (that it owned before KeySpan registered as a holding company) but which is inactive: Elling Service Company, Inc.

28  BSI’s and Elling Brothers’ activities that are appliance services are permitted under Rule 58(b)(1)(iv) and, prior to enactment of Rule 58, found to be functionally related inConectiv, Inc., supra, and Cinergy, supra. (Elling Brothers was a BSI subsidiary before KeySpan registered as a holding company.)

29  See id. BSSI also renders energy management services which is a Rule 58(b)(1)(i) activity.

30  See id.

       for buildings of commercial and industrial customers located in New York and New Jersey.

         Safety Services. As discussed above, the Commission has authorized registered holding companies to retain businesses engaged in selling safety products and services, including such products as smoke and fire detectors and fire extinguishers on the ground that they were energy related.31 Since the following company is engaged in the business of providing safety products similar to the fire detectors and fire extinguishers found to be functionally related in Consolidated, it should be retainable under the Act.

         º  Roy Kay Mechanical, Inc. (“RK Mechanical”), engages in the installation and renovation of sprinkler systems and fire suppression systems, including related piping fabrication for the systems it installs, for customers located in New York and New Jersey. Such fire suppression and sprinkler systems are necessary to put out fires which may be the result of, inter alia, faulty electrical wiring or other electrical problems.

         Telecommunications Company. The Commission has allowed registered holding companies to own subsidiaries engaged in telecommunication activities which provide services to both affiliated and non-affiliated companies.32 Such activities have included the owning and/or leasing to affiliates and non-affiliates of fiber optic cables for telecommunication activities.33 The activities of the following company is substantially similar to those approved by the Commission in Central and South West, and thus, the company should be retainable by KeySpan:34

         º  KeySpan Communications Corp. (“KCC”) constructs fiber optic facilities and owns a fiber optic network which is used by affiliates and non-affiliates for telecommunication services such as voice communications and data transmission.

         Power Consulting/Engineering Services. In prior orders, the Commission has permitted registered holding companies to invest in businesses that provide consulting services for large industrial and commercial customers to improve their power supply

31  See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27, 1997).

32  Southern Co., Holding Co. Act Release No. 26211 (December 30, 1994) (authorizing investment in a company that would design, construct, finance and operate a wireless communications system to serve the needs of the registered holding company system and regional nonassociates.); see also Appalachian Power Co., Holding Co. Act Release No. 24772 (December 9 , 1988) (lease of fiber optic system).

33  See Central and South West Corporation, Holding Co. Act Rel. No. 26061 (June 13, 1994) (special subsidiary formed by a registered holding company to acquire the fiber optic system developed by an affiliated electric utility for lease to the utility and to non-affiliates).

34  In addition, registered holding companies are permitted to invest in exempt telecommunications companies (“ETC”) pursuant to Section 34 of the Act without prior SEC approval and ETCs are deemed functionally related. KeySpan commits that KCC will apply for ETC status by December 31, 2001.

sources and designing and engineering electric facilities (including generation and HVAC systems) for affiliated or non-affiliated customers.35 In Cinergy, the Commission approved the acquisition by a registered holding company of a subsidiary that would engage in a wide range of energy related activities including the ones described above. The activities of the following company are substantially the same as those approved by the Commission in Cinergy, and thus, the company should be retainable under the Act.

         º  KeySpan Engineering Associates, Inc. (“KeySpan Engineering”) reviews the power supply needs of its large commercial, industrial and institutional customers and designs efficient, new power supply and heating systems, such as cogeneration facilities and boiler facilities to meet customers’ energy needs.

         Engineering/Consulting Activities. The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services.36 In WPL, the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central, the Commission approved a registered holding company’s ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.37 Furthermore, in General Public Utilities, the Commission authorized a registered holding company’s subsidiary to engage in preliminary project development and administrative activities in connection with its investment in qualifying facilities and load management and energy storage system projects. Such activities included: site investigations, feasibility studies, preliminary design and engineering, licensing and permitting, acquisition of project rights and options, negotiation of asset acquisition, power sales, fuel supply, steam sales and engineering and

35  See Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997).

36  WPL Holdings, Inc. Holding Co. Act Release No. 26856 (April 14, 1998);Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998).

37  See also New Centuries Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities); New England Electric System, et al., Holding Co. Act Release No. 25621 (September 4, 1992) (Commission authorized registered holding company subsidiary to engage in the business of providing consulting services for profit);New England Electric System, et al., Holding Co. Act Release No. 26017 (April 1, 1994) (Commission allowed registered holding company subsidiary to expand its consulting business to include the performance of electrical related services, ie, designing, engineering, assisting in licensing and permitting, procuring materials and equipment and installing, removing or constructing electrical related materials).

other related contracts.38 The Commission should permit KeySpan’s retention of the following company whose activities are similar to those approved in Central, WPL Holdings and General Public Utilities, as well as energy management and HVAC or HVAC related activities permitted under Rules 58(b)(1)(i) and 58(b)(1)(iv) respectively.

         Paulus, Sokolowski & Sartor, Inc. (“PSS”) is similar because it is engaged in engineering and consulting services relating to design and permitting. PSS’ services are as follows: (a) mechanical and electrical engineering which consists of system analysis (heating, ventilating, air-conditioning, humidification/dehumidification, power distribution, grounding, lighting, plumbing and fire protection);39 programming and planning services (energy studies, utility consumption analysis and planning, equipment analysis, utility analysis and planning, analysis of existing layouts and functional relationships, and analysis of system performance);40 design services (energy management systems, office environments (lighting, HVAC), equipment installations/modifications and permitting);41 and construction phase services (observation and evaluation of construction, contract administration and drawings review); (b) civil engineering and survey which consists of regulatory compliance and permitting, land use and surveys, site utility master planning, storm water management, roadway design, pavement evaluation/rehabilitation, and subdivision plans and applications; (c) sanitary engineering which consists of sanitary and chemical sewage systems, wastewater treatment systems (including planning and design of waste gas to energy facilities), water supply systems, sludge handling, industrial facility design, construction phase services and water quality services; (d) architecture and facilities planning which consists of architectural planning and design (feasibility studies, site evaluation/ Selection/planning, zoning assistance, new building renovations/modifications, construction phase services, project budget and planning and code compliance); and interior design and facility planning (interior design, space analysis, facilities planning and management, lighting design, signage programs and space planning); (e) environmental engineering which consists of soil investigations, groundwater studies, regulatory compliance review, regulatory compliance and permitting, solid waste management, environmental audits, site remediation, spill prevention, air sampling and monitoring, air quality permitting, environmental impact statements and underground storage tank analysis; (f) geotechnical engineering which consists of surface and subsurface investigations, foundation analysis and design, pavement evaluation and design, soil mechanics, geophysical analysis, evaluation and design of retaining structures, landfill site investigations and forensic investigations; and (g) structural engineering which consists of existing building investigations and analysis, foundation design, high-rise construction

38  General Public Utilities, et al., Holding Co. Act Release No. 25108 (June 26, 1990). The subsidiary also proposed to provide engineering, consulting, management and other project development and operating services for a fee.

39  Some of these services are similar or related to the HVAC services permitted in Rule 58(b)(1)(iv) and pursuant to Commission precedent.

40  These services are similar to or related to the energy management type services permitted under Rule 58(b)(1)(i).

41  The HVAC services are permissible under Commission precedent and are energy related under Rule 58(b)(1)(iv) and the energy management services are permissible under Rule 58(b)(1)(i).

design, structural steel design, wood construction design, bid review, construction inspections, cost estimating, seismic analysis and field investigations.

         PSS’s clients consist of large and industrial customers, such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. Subject to relevant Commission requirements under the Act, PSS may provide services to its affiliates. PSS serves as a general environmental and engineering consultant to major utility companies in New Jersey. These clients include PSE&G, GPU Energy, Conectiv, and New Jersey Natural Gas. For example, for over ten years PSS has provided environmental and engineering consulting services for various generation and transmission facilities under a multi-year contract to PSE&G. Services including environmental permitting and professional planning; air quality engineering and permitting; wetlands and general environmental analysis; and water quality engineering and permitting. PSS also provides engineering and environmental consulting services to GPU Energy on a contract basis. PSS responds to GPU Energy’s requests for a variety of specific services including, but not limited to, the preparation of Environmental Assessments of projects presented to the Board of Public Utilities (BPU), expert testimony for BPU Applications, wetland delineation and permitting, waterfront development permitting, US Army Corp of Engineers permitting, as well as geotechnical, structural and civil engineering services. PSS has provided these services to GPU Energy for approximately ten years.42 PSS has also provided environmental and full-service engineering services to Conectiv and its subsidiaries on a variety of projects over the past several years. Projects located in Atlantic City include the Midtown Thermal Plant, a thermal line running along the beach and Boardwalk and the Marina Thermal Plant. Also, PSS has provided environmental and engineering services to a PSE&G/Conectiv joint venture for a thermal plant in Essex County, New Jersey.

         Moreover, PSS improves KeySpan’s position to compete in today’s energy service market and attract customers on both sides of the meter because its services are related or complementary to the types of services offered by KeySpan’s other non-utility subsidiaries described above (e.g,HVAC service providers, mechanical contractors, power supply consultant/engineer). In GPU, Inc. and the Rule 58 Release, the Commission recognized that a registered holding company needs increasing flexibility to provide “after the meter” services in order to compete in the evolving energy industry. PSS fills several key roles in KeySpan’s strategy to provide energy services to large energy consumers. First, the presence of multiple engineering disciplines within PSS allows KeySpan to offer one stop shopping for all planning, design and permitting requirements for energy facilities planned by its clients. This service is a critical component of KeySpan’s “Life – Cycle” strategy to design, build, operate and maintain energy facilities for large businesses. Simply put, many of the major commercial and institutional customers require that KeySpan’s companies have the capability to provide full service engineering before they will even consider the services offered by KeySpan’s subsidiaries in connection with energy- related projects. Secondly, its broad array of planning, design and permitting services allows PSS access to decision makers within large energy consuming businesses at a level that would not readily be available to KeySpan and its affiliates without these capabilities. The services offered by PSS coupled with the ability of other KeySpan affiliates to construct energy

42  Examples of GPU projects in which PSS participated are described in greater detail in Exhibit E-5 hereto.

related facilities enables KeySpan to effectively compete in the energy related services market and enhances KeySpan’s ability to attract large energy consumers to its Life – Cycle model.

        Inactive Companies. KSI owns direct or indirect interests in the following companies which are inactive:

         º  Elling Service Company, Inc.          Intermediate Non-Utility Holding Companies. In order to streamline operations, KSI is in the process of reorganizing the ownership of a number of the KSI subsidiaries which is expected to be completed by the end of May or June 2001, as well as evaluating the conversion of a number of the KSI subsidiaries to limited liability companies in order to achieve certain tax savings. Under this reorganization, two new intermediate non-utility holding companies will be created, KeySpan Business Solutions, LLC (“KBS”) and KeySpan Home Energy Services, LLC. (“KHES”). KSI will own 100% of each of KBS and KHES so they will be direct, wholly-owned subsidiaries of KSI. The reorganization will be done pursuant to the existing authority under the Financing Order to create new intermediate holding non-utility holding companies and reorganize ownership of non-utility subsidiaries under such holding companies.43

      Pursuant to the reorganization,

         º  KSI's ownership interests in the following KSI subsidiaries will be transferred to KBS: KEMI and its subsidiary PSS; FAEP; WDF; RKI, RK Electrical; RK Mechanical; BSI; BSSI, Delta, Elling Brothers; Elling Service Company, Inc.; BSP; R.D. Mortman; Active; and ENI Mechanical and its subsidiaries (i.e., Northern Peabody, Inc. and Granite State Plumbing and Heating, Inc.).44

        o   º  KSI’s ownership interests in the following KSI subsidiaries will be transferred to KHES: KESI; KeySpan Solutions and its subsidiary KPHS; and, Fritze; 45 In addition ownership interests in KeySpan Home Energy Services (New England), Inc., which is currently a direct subsidiary of Eastern Enterprises

43  It is expected that many of the existing KSI Subsidiaries will be converted to limited liability companies in connection with this reorganization. Depending on the state of incorporation of each subsidiary, in order to accomplish conversion to a limited liability company structure, it may be necessary to create the new limited liability company and merge the existing subsidiary into it, with the limited liability company as the surviving entity. For subsidiaries that are incorporated in Delaware, conversion to a limited liability company can be accomplished by a simple conversion without the need for a merger.

44  The ENI Companies are described in Section (2) below.

45  In a few instances, the final placement of a subsidiary under KBS or KHES may vary depending on the nature of that subsidiary's business. For example, Granite State Plumbing & Heating Inc. (a subsidiary of ENI Mechanical) and Delta may end up as subsidiaries of KHES rather than KBS.

and formerly named ServicEdge Partners, Inc. (“KHNE”), will be transferred to KHES so that it becomes a wholly-owned subsidiary.46

         As a result of this overall reorganization, KSI’s direct subsidiaries will be KBS, KHES, KE, KeySpan Engineering, KPS and KCC. This ownership structure will more closely align KSI’s four primary business lines which it currently operates. KBS (through its subsidiaries) will focus on the larger commercial, industrial and institutional customers, while KHES (through its subsidiaries) will focus primarily on the residential and small commercial market. The retail energy services needs of the customers of the KBS and KHES subsidiaries will be served through KESI, which will continue to obtain wholesale supplies of electricity and gas from KE. KCC will continue with its fiber optic business and KPS will remain engaged its piping, plumbing and maintenance services associated with the installation of gas heating systems.

          (2)    ENI Companies

         The same legal analysis which is discussed above with respect to KeySpan’s HVAC companies applies to the following non-utility subsidiaries of EnergyNorth. As demonstrated in the chart contained in Exhibit N-1, these companies derive substantially all of their revenues from activities permitted under Rule 58(b)(1)(iv) because they involve the sale, installation and/or servicing of electric or gas appliances, and therefore, should be retainable.47

         º  Northern Peabody, Inc., designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment (which use gas or electricity), and process piping systems necessary for the installation of such equipment.

         º  Granite State Plumbing & Heating, Inc. designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment (which use gas or electricity), and process piping systems necessary for the installation of such equipment.

         º  EnergyNorth Mechanicals, Inc. which holds all of the stock Northern Peabody, Inc. and Granite State Plumbing & Heating, Inc.

Item 6.    Exhibits and Financial Statements

46  In the Merger Order, the Commission authorized KeySpan to retain KHNE. As described in the Application/Declaration, KHNE installs and services heating, ventilation and air conditioning equipment which the Commission found were retainable activities pursuant to Rule 58(b)(1) (iv), Conectiv, supra and Cinergy, supra. The transfer of KHNE’s ownership interests to KHES will be done pursuant to the existing authority under the Financing Order to create new intermediate holding non-utility holding companies and reorganize ownership of non-utility subsidiaries under such holding companies.

47  Prior to the enactment of Rule 58, the Commission found these same activities to be functionally related See Cinergy, supra, Conectiv, supra.

         The following exhibits are provided:

         º  Exhibit N-1 - KeySpan Services, Inc. and its Non-Utility Subsidiaries and Energy North Mechanical and its Subsidiaries

         º  Exhibit N-2 - Consolidated Balance Sheet and Income Statement for the KSI Companies and ENI Companies for the twelve months ended December 31, 2000 (Filed with the Commission, on a confidential basis, in paper format on Form SE)

         º  Exhibit N-3 - Unaudited Financial Statement of R.D. Mortman & Co., LLC, Fritze KeySpan, LLC, Delta KeySpan, Inc., Air Flow Technology, Active Conditioning Corp., Roy Kay, Inc., WDF, Inc., Paulus Sokolowski & Sartor, Inc. and Fourth Avenue Enterprise Piping Corp. Demonstrating their Financial Viability Before and After Being Acquired by KSI (Filed with the Commission, on a confidential basis, in paper format on Form SE)

SIGNATURE

>         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                     KEYSPAN CORPORATION

                                              /s/
                                     -----------------------------
                                     Steven Zelkowitz
                                     Senior Vice President and General
                                     Counsel